Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2026 and 2025

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2026 AND DECEMBER 31, 2025
(In thousands of United States dollars)

		June 30, 2026	December 31, 2025
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	80,025	108,327
Restricted cash	12(a)	25,922	-
Accounts receivable		279	71
Inventories	5	96,833	70,802
Value added tax receivables		28,810	10,808
Prepaid expenses and other	6	11,744	12,175
		243,613	202,183
Non-current assets
Mineral properties, plant and equipment	7	467,936	388,609
Other non-current assets	9,12(b)	7,947	8,259
		475,883	396,868
Total assets		719,496	599,051

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	90,338	87,053
Income taxes payable	21	16,449	4,167
Financial liabilities	23	37,464	77,317
Lease liabilities	10	18,284	16,806
Deferred consideration	11(a)	29,098	28,242
Provisions	12(a)	6,995	6,995
		198,628	220,580
Non-current liabilities
Lease liabilities	10	56,295	20,269
Contingent consideration	11(b),(c)	29,521	26,308
Asset retirement provisions	12(b)	76,519	75,732
Deferred tax liabilities	21	27,242	23,024
Other non-current liabilities		-	11,480
		189,577	156,813
Total liabilities		388,205	377,393

Equity
Common shareholders ' equity
Share capital		621,828	619,311
Equity reserves		55,888	54,530
Accumulated deficit		(360,417)	(454,985)
Total common shareholders' equity		317,299	218,856
Non-controlling interest	15	13,992	2,802
Total equity		331,291	221,658

Total liabilities and equity		719,496	599,051

Commitments and contingencies	23

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(In thousands of United States dollars, except share and per share amounts)

		Three months ended		Six months ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	Note	$	$	$	$
Revenue	16	156,568	97,304	323,092	173,894
Realized and unrealized gain (loss) on gold hedges (1)	16	27,177	(12,509)	5,281	(47,625)
Net revenue		183,745	84,795	328,373	126,269

Cost of sales:
Production costs	17	(54,996)	(39,303)	(100,246)	(81,545)
Depreciation and depletion	7	(15,603)	(13,054)	(27,983)	(27,447)
Royalties	18	(20,348)	(7,785)	(34,893)	(12,380)
Total cost of sales		(90,947)	(60,142)	(163,122)	(121,372)

Income from mine operations		92,798	24,653	165,251	4,897

General and administrative expenses	19	(1,539)	(4,625)	(6,542)	(9,343)
Exploration and evaluation expenditures		(891)	(910)	(1,613)	(2,381)
Income (loss) from operations		90,368	19,118	157,096	(6,827)

Finance income		659	1,924	1,303	3,050
Finance expense(1)	20	(5,918)	(4,629)	(11,641)	(8,624)
Foreign exchange (loss) gain		(378)	5,480	(1,738)	5,284
Income (loss) before taxes		84,731	21,893	145,020	(7,117)

Current income tax expense	21	(11,336)	(339)	(35,044)	(721)
Deferred income tax expense	21	(4,497)	-	(4,218)	-
Net income (loss) and comprehensive income (loss) for the period		68,898	21,554	105,758	(7,838)

Net income (loss) attributable to:
Common shareholders of the Company		61,877	19,326	94,568	(7,480)
Non-controlling interest	15	7,021	2,228	11,190	(358)
Net income (loss) for the period		68,898	21,554	105,758	(7,838)

Weighted average number of shares outstanding:
Basic		261,300,578	257,734,700	260,791,920	257,454,965
Diluted	22	269,783,870	264,423,547	269,698,377	257,454,965

Net income (loss) per share attributable to common shareholders:
Basic		0.24	0.07	0.36	(0.03)
Diluted		0.23	0.07	0.35	(0.03)

(1) June 30, 2025 figures have been restated as a res ult of changes to the presentation of realized and unrealized losses on gold hedge derivative instruments . For more information on this change in accounting policy, refer to note 16 of these interim financial statements and note 3(n) of the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(In thousands of United States dollars, except for number of common shares)

		Number of				Non-
		common		Equity	Accumulated	controlling
		shares	Share capital	reserves	deficit	interest	Total equity
	Note		$	$	$	$	$
Balance as at January 1, 2025		257,077,946	616,203	52,948	(425,695)	4,313	247,769
Issuance of common shares:
Exercise of stock options	14(a)	1,225,500	1,246	(389)	-	-	857
Equity-settled long-term incentive plan awards	14(b)	77,996	97	-	-	-	97
Share-based compensation expense	14(e)	-	-	1,608	-	-	1,608
Net loss and comprehensive loss for the period		-	-	-	(7,480)	(358)	(7,838)
Balance as at June 30, 2025		258,381,442	617,546	54,167	(433,175)	3,955	242,493

Balance as at January 1, 2026		259,790,437	619,311	54,530	(454,985)	2,802	221,658
Issuance of common shares:
Exercise of stock options, net of issuance costs	14(a)	1,481,331	2,185	(671)	-	-	1,514
Equity-settled long-term incentive plan awards	14(b)	136,996	332	(86)	-	-	246
Share-based compensation expense	14(e)	-	-	2,115	-	-	2,115
Net income and comprehensive income for the period		-	-	-	94,568	11,190	105,758
Balance as at June 30, 2026		261,408,764	621,828	55,888	(360,417)	13,992	331,291

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC. UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025 (In thousands of United States dollars)

		Three months ended		Six months ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	Note	$	$	$	$

Operating activities:
Net income (loss) for the period		68,898	21,554	105,758	(7,838)
Adjustments for:
Depreciation and depletion	7,19	15,635	13,083	28,047	27,508
Share-based compensation	14(e)	(2,179)	957	(795)	2,093
Finance income		(458)	(1,924)	(1,047)	(3,050)
Finance expense	20	5,918	4,629	11,641	8,624
Unrealized (gain) loss on gold hedge derivative instruments	16,25(b)	(47,597)	1,807	(50,847)	32,023
Unrealized foreign exchange loss (gain)		587	(2,836)	1,067	(2,520)
Current income tax expense	21	11,336	339	35,044	721
Income taxes paid	21	(15,106)	(339)	(22,601)	(721)
Deferred income tax expense	21	4,497	-	4,218	-
Operating cash flow before working capital changes and legal restriction		41,531	37,270	110,485	56,840
Change in working capital	24	(9,605)	(1,456)	(31,870)	4,866
Cash provided by operating activities, before legal restriction		31,926	35,814	78,615	61,706
Legal restriction on cash and cash equivalents	12(a)	(25,922)	-	(25,922)	-
Cash provided by operating activities		6,004	35,814	52,693	61,706

Investing activities:
Expenditures on mineral properties, plant and equipment	7	(36,973)	(25,972)	(72,583)	(48,076)
Interest received		459	920	1,012	1,884
Purchase of marketable securities		-	-	(68)	(473)
Sale of marketable securities		-	-	66	-
Cash used in investing activities		(36,514)	(25,052)	(71,573)	(46,665)

Financing activities:
Lease liability payments	10	(3,873)	(5,118)	(9,862)	(8,722)
Shares issued for cash on exercise of stock options, net of costs	14(a)	258	619	1,514	857
Revolving credit facility standby fee and other costs	9	(556)	-	(669)	-
Cash used in financing activities		(4,171)	(4,499)	(9,017)	(7,865)

Impact of foreign exchange on cash and cash equivalents		(230)	2,037	(405)	1,730

Net (decrease) increase in cash and cash equivalents during the period		(34,911)	8,300	(28,302)	8,906
Cash and cash equivalents, beginning of period		114,936	106,381	108,327	105,775
Cash and cash equivalents, end of period		80,025	114,681	80,025	114,681

Supplemental cash flow information	24

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM"), of which the Company owns 90% and the Government of Ghana holds a 10% free-carried interest (non-controlling interest). The AGM consists of four main open-pit mining areas: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee. These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

These condensed consolidated interim financial statements were authorized for issue and approved by the Company's Board of Directors on August 6, 2026.

The accounting policies followed by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

Certain comparative period financial information has been restated to conform with the current period presentation.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at June 30, 2026. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(b) Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

There have been no material changes in the Company's subsidiaries from those disclosed in the audited consolidated annual financial statements for the year ended December 31, 2025.

(c) Accounting standards adopted during the period

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance‐linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 are effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 had no material impact on the Company's consolidated financial statements.

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of June 30, 2026:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is currently evaluating how the detailed implications of applying IFRS 18 will impact the disclosures in its consolidated financial statements in future periods. Preliminarily, the Company has identified the following potential impacts, which are not exhaustive, of applying IFRS 18 on its consolidated financial statements:

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

2. Basis of presentation (continued)

(d) Accounting standards and amendments issued but not yet adopted (continued)

IFRS 18 (continued)

– Items of income or expense may be grouped differently resulting in new subtotals or line items in the Statement of Operations and Comprehensive Income (Loss).

– There will be new disclosures for management-defined performance measures ("MPM"). An MPM has been defined as a subtotal of income and expenses that is used in communications outside of the financial statements to highlight a particular aspect of overall financial performance. Based on an initial review of the Company's communications outside of the financial statements, the following financial performance measures, which are not exhaustive, may meet the definition of an MPM: adjusted net income; earnings before interest, taxes, depreciation, and amortization ("EBITDA"); and adjusted EBITDA.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited consolidated annual financial statements for the year ended December 31, 2025.

4. Cash and cash equivalents

	June 30, 2026	December 31, 2025
	$	$
Cash held in banks	74,791	98,799
Short-term investments	5,234	9,528
Cash and cash equivalents	80,025	108,327

5. Inventories

	June 30, 2026	December 31, 2025
	$	$
Gold dore on hand	54	469
Gold-in-process	3,668	3,880
Ore stockpiles	75,108	49,361
Supplies	18,003	17,092
Total inventories	96,833	70,802

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

6. Prepaid expenses and other

	June 30, 2026	December 31, 2025
	$	$
Prepaid expenses	8,287	7,649
Marketable securities	3,457	4,526
Total prepaid expenses and other	11,744	12,175

During the six months ended June 30, 2026, the Company recorded a $1.1 million mark-to-market loss on its marketable securities (six months ended June 30, 2025 - $1.1 million mark-to-market gain).

7. Mineral properties, plant and equipment ("MPP&E")

		Exploration	Plant,
		and	buildings		Assets
	Mineral	evaluation	and	Right-of-	under	Corporate
	properties	assets	equipment	use assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2025	108,004	3,964	195,002	47,615	1,784	515	356,884
Additions	106,197	-	1,260	11,157	8,818	76	127,508
Change in asset retirement provisions	6,992	-	-	-	-	-	6,992
(note 12(b))

Transfers	-	-	8,677	-	(8,677)	-	-
As at December 31, 2025	221,193	3,964	204,939	58,772	1,925	591	491,384
Additions	69,280	-	1,507	43,991	584	5	115,367
Change in asset retirement provisions (note 12(b))	(740)	-	-	-	-	-	(740)
Transfers	-	-	263	-	(263)	-	-
As at June 30, 2026	289,733	3,964	206,709	102,763	2,246	596	606,011

Accumulated depreciation and depletion
As at January 1, 2025	(9,970)	-	(5,672)	(11,339)	-	(474)	(27,455)
Depreciation and depletion expense	(50,099)	-	(9,281)	(15,915)	-	(25)	(75,320)
As at December 31, 2025	(60,069)	-	(14,953)	(27,254)	-	(499)	(102,775)
Depreciation and depletion expense	(25,665)	-	(2,342)	(7,274)	-	(19)	(35,300)
As at June 30, 2026	(85,734)	-	(17,295)	(34,528)	-	(518)	(138,075)

Net book value:
As at December 31, 2025	161,124	3,964	189,986	31,518	1,925	92	388,609
As at June 30, 2026	203,999	3,964	189,414	68,235	2,246	78	467,936

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

7. Mineral properties, plant and equipment ("MPP&E") (continued)

During the three and six months ended June 30, 2026, additions to mineral interests included capitalized stripping costs at the Abore and Esaase deposits of $8.5 million and $14.9 million, respectively, (three and six months ended June 30, 2025 - $15.1 million and $27.0 million, respectively) and $22.1 million and $35.6 million of pre‐stripping costs at the Nkran deposit, respectively (three and six months ended June 30, 2025 - $6.9 million and $10.1 million, respectively).

During the three and six months ended June 30, 2026, depreciation and depletion expense recognized in the Statements of Operations and Comprehensive Income (Loss) included a credit of $5.3 million and $7.3 million to depreciation expense, respectively, which was capitalized to inventories (three and six months ended June 30, 2025 - credit of $1.5 million and $2.8 million to depreciation expense, respectively, which was capitalized to inventories).

Refer to note 19 for depreciation expense on corporate fixed assets, which is recorded within general and administrative expenses. Refer to note 9 for details on the revolving credit facility, which is secured by a first priority charge against Asanko Gold Ghana Ltd.'s ("AGGL") assets, including mineral properties, plant and equipment.

8. Accounts payable and accrued liabilities

The Company's accounts payable and accrued liabilities are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities, and corporate expenses. The normal credit period for supplier payables is typically between 30 to 90 days. Accounts payable and accrued liabilities are comprised of the following items:

	June 30, 2026	December 31, 2025
	$	$
Supplier payables	24,308	22,226
Accrued liabilities	37,174	36,737
Royalties , mineral rights fees and withholding taxes	19,338	14,510
Current portion of long-term incentive plan liabilities (note 14)	9,518	13,580
Total accounts payable and accrued liabilities	90,338	87,053

9. Revolving credit facility

On December 19, 2025, the Company's subsidiary AGGL entered into a revolving credit facility (the "RCF") with FirstRand Bank Limited, acting through its Rand Merchant Bank division. The RCF has a 4-year term and floating interest rate based on the Secured Overnight Financing Rate (SOFR) plus a margin of 3.95% to 4.20% per annum, while the undrawn portion of the RCF is subject to a standby fee of 1.38% to 1.47% per annum. During the six months ended June 30, 2026, the Company paid standby fees of $0.6 million.

The RCF is guaranteed by certain subsidiaries of the Company and is also secured by a first priority charge against AGGL's assets, and a first priority share pledge of certain of the Company's subsidiaries.  Additionally, the RCF includes certain financial covenants to be tested semi-annually, as disclosed in the Company's consolidated annual financial statements for the year ended December 31, 2025. As of June 30, 2026, the Company had not drawn on the RCF and was in compliance with all covenants.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

9. Revolving credit facility (continued)

The Company was required to deposit $0.9 million of cash into a reserve account in connection with closing the RCF. This cash is restricted until the term of the RCF expires and has been presented within other non-current assets in the Statement of Financial Position.

10. Lease liabilities

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	37,075	38,872
Leases entered into and additions during the period (note 7)	43,991	11,157
Lease payments	(9,862)	(19,265)
Interest expense (note 20)	3,375	6,311
Total lease liabilities, end of period	74,579	37,075

Less: current portion of lease liabilities	(18,284)	(16,806)
Total non-current portion of lease liabilities	56,295	20,269

During the six months ended June 30, 2026, the Company recognized additions to lease liabilities relating to additional mining equipment made available for use under an existing lease arrangement, and the remeasurement of another lease following the modification of that lease arrangement's terms and conditions.

During the three and six months ended June 30, 2026, the Company incurred $37.3 million and $74.8 million, respectively, relating to variable lease payments under mining services contracts and other mining related contracts which have not been included in the measurement of lease liabilities (three and six months ended June 30, 2025 - $30.2 million and $55.4 million, respectively).

11. Deferred and contingent consideration

On March 4, 2024, the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM ('the Acquisition"). In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events. During the six months ended June 30, 2026, Gold Fields sold their rights to the deferred and contingent consideration to OR Royalties Inc.

The Company recognized the following financial liabilities at fair value as of the acquisition date, which were subsequently remeasured as of June 30, 2026 in accordance with IFRS 9, Financial Instruments ("IFRS 9").

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

11. Deferred and contingent consideration (continued)

	June 30, 2026	December 31, 2025
	$	$
Deferred consideration	29,098	28,242
Contingent consideration	20,673	19,320
Nkran royalty	8,848	6,988
Total deferred and contingent consideration	58,619	54,550

Less: current portion of deferred consideration	(29,098)	(28,242)
Total non-current portion of deferred and contingent consideration	29,521	26,308

(a) Deferred consideration

$55.0 million of the aggregate consideration payable was deferred with $25.0 million due on or before December 31, 2025 (paid) and $30.0 million due on or before December 31, 2026. The Company estimated the fair value of the deferred consideration at initial recognition by discounting the contractual future cash flows at a discount rate of 6.3%. After initial recognition, the deferred consideration was measured at amortized cost.

During the three and six months ended June 30, 2026, the Company recognized accretion expense of $0.5 million and $0.9 million, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and six months ended June 30, 2025 - $0.8 million and $1.5 million, respectively). The $30.0 million payment due on or before December 31, 2026 has been presented as a current liability in the Statement of Financial Position.

The following table summarizes the change in the carrying amount of the deferred consideration for the six months ended June 30, 2026 and year ended December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	28,242	50,109
Payments	-	(25,000)
Accretion expense (note 20)	856	3,133
Balance, end of period	29,098	28,242

(b) Contingent consideration

$30.0 million of the aggregate consideration payable is contingent upon 100,000 gold ounces being produced from the Nkran deposit. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. The Company remeasured the fair value of the Contingent Consideration to $20.7 million as of June 30, 2026, and recognized a $0.7 million and $1.4 million fair value adjustment for the three and six months ended June 30, 2026, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and six months ended June 30, 2025 - fair value adjustment of $0.6 million and $1.2 million recognized in finance expense, respectively).

In determining the fair value at June 30, 2026, the Company applied the same fair value methodology and assumptions as the December 31, 2025 valuation. The Contingent Consideration falls within level 3 of the fair value hierarchy.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

11. Deferred and contingent consideration (continued)

(b) Contingent consideration (continued)

The following table summarizes the change in the carrying amount of the contingent consideration for the six months ended June 30, 2026 and year ended December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	19,320	16,873
Change in fair value during the period	1,353	2,447
Balance, end of period	20,673	19,320

(c) Nkran royalty

A 1% net smelter return royalty on gold revenue generated from the Nkran deposit is payable beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.

The Company estimated the fair value of the Nkran royalty by discounting forecast future cash flows at a discount rate of 14.5% (December 31, 2025 - 14.5% discount rate). The gold price assumption applied in estimating future royalty payments as of June 30, 2026 was based on a long-term consensus gold price of $3,600 per ounce. The Company remeasured the fair value of the Nkran Royalty to $8.8 million as of June 30, 2026, and recognized a $0.9 million and $1.9 million fair value adjustment for the three and six months ended June 30, 2026, respectively, in finance expense in the Statements of Operations and Comprehensive Income (Loss) (three and six months ended June 30, 2025 - fair value adjustment of $0.7 million and $1.0 million, respectively, recognized in finance expense). The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran royalty for the six months ended June 30, 2026 and year ended December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	6,988	4,388
Change in fair value during the period	1,860	2,600
Balance, end of period	8,848	6,988

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

12. Provisions

(a) Legal provision

In 2019, a services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The Company, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The Company has sought to appeal the arbitration ruling. On March 26, 2026, the Court of Appeal dismissed the case on a procedural matter and did not consider the substantive merits of the case. The Company will continue to follow the mandated Ghanaian judicial process until the matter is settled.

A provision of $7.0 million has been recorded as of June 30, 2026 (December 31, 2025 - $7.0 million), which represents management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

Restricted cash

On June 22, 2026, AGGL received a garnishee order from a court in Ghana in the amount of $25.9 million, which impacts AGGL's ability to withdraw these funds on demand. The garnishee order was in connection with the aforementioned arbitrator's award plus interest. The Company believes the garnishee order was issued contrary to a stay of execution previously granted by a High Court in Ghana, which prevented the service provider from collecting payment while AGGL's appeal of the arbitrator's original award of $13.0 million worked through the judicial process. Additionally, the Company believes the amount of interest determined in the garnishee order is erroneous. AGGL has taken legal steps to appeal the garnishee order and filed for a stay of execution of the garnishee order. Until such time that the garnishee order is set aside, $25.9 million of AGGL's cash balance cannot be withdrawn on demand and as such has been presented as restricted cash in the Statement of Financial Position.

(b) Asset retirement provisions

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	75,732	66,060
Accretion expense (note 20)	1,628	2,889
Change in estimate (note 7)	(740)	6,992
Reclamation undertaken during the period	(101)	(209)
Total asset retirement provisions, end of period	76,519	75,732

As at June 30, 2026, the Company's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.4% (December 31, 2025 - 4.1%).

The Company is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the Company of its reclamation obligations in respect of its mining leases at the AGM. The reclamation deposits have been presented within other non‐current assets in the Statement of Financial Position. Additionally, the Company has provided bank guarantees to the EPA in the amount of $16.2 million (December 31, 2025 - $16.2 million).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

13. Share capital

(a) Authorized

Unlimited common shares without par value or restrictions.

(b) Base shelf prospectus

On July 8, 2025, the Company filed a final short form base shelf prospectus (the "Prospectus"), under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $500 million. The Prospectus has a term of 25-months from the filing date. As of the date of these financial statements, no securities have been issued under the Prospectus.

14. Equity reserves and long-term incentive plan awards

The Company has an equity incentive plan under which stock options, restricted share units ("RSUs"), performance share units ("PSUs"), and deferred share units ("DSUs") may be awarded to directors, officers, employees, and other service providers. All share units awarded under the equity incentive plan may be designated by the Company's Board of Directors to be settled in either cash, common shares or a combination thereof. For awards classified as equity-settled, the fair value is determined on the grant date and  amortized over the vesting period, while awards classified as cash-settled are recorded on the grant date as a liability at fair value  and thereafter adjusted for changes in fair value at each reporting period end.

(a) Stock options

Options granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model. Expected volatility is determined based on the historical volatility of the Company's share price over a period consistent with the expected life of the stock options.

The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2025	11,049,839	1.04
Granted	2,494,000	1.81
Exercised	(2,634,495)	1.08
Forfeited	(855,669)	1.07
Balance, December 31, 2025	10,053,675	1.21
Granted	1,344,500	4.07
Exercised	(1,481,331)	1.41
Forfeited	(567,003)	2.45
Balance, June 30, 2026	9,349,841	1.52

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(a) Stock options (continued)

For stock options granted during the six months ended June 30, 2026, the following assumptions were applied in the Black Scholes option pricing models:

Assumptions
Expected life of option (years)	3.6
Forfeiture rate	17.7%
Dividend yield	0.0%
Risk-free rate	3.5%
Volatility	61.0%
Black Scholes fair value per option (in US dollars)	$1.54

The following table summarizes share-based compensation expense recognized on stock options and aggregate gross proceeds received by the Company on stock option exercises for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Share-based compensation expense	293	173	640	458
Gros s proceeds from stock option exercises	159	619	1,514	857

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the six months ended June 30, 2026 and year ended December 31, 2025:

	Number of RSUs
	June 30, 2026	December 31, 2025
Balance, beginning of period	439,440	548,284
Granted	332,000	223,000
Settled in cash	(93,436)	(204,581)
Settled in common shares	(136,996)	(77,996)
Forfeited	(58,001)	(49,267)
Balance, end of period	483,007	439,440

Cash settled	188,000	97,436
Equity settled	295,007	342,004
Total RSUs	483,007	439,440

For all RSUs granted during the six months ended June 30, 2026, the awards vest in three equal tranches over a service period of three years, had an estimated forfeiture rate of 18.9% and a fair value per award of C$4.40 (six months ended June 30, 2025 - estimated forfeiture rate of 8.8% and a fair value per award of C$1.76). Of the RSU awards granted in 2026, 135,000 units were classified as equity-settled awards and 197,000 units were classified as cash-settled and recorded in accounts payable and accrued liabilities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted share units (continued)

The following table is a reconciliation of the movement in the RSU liability for the six months ended June 30, 2026 and year ended December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	441	380
Awards vested and change in fair value, net of forfeited awards	171	439
Settled in cash	(239)	(281)
Equity-settled units transferred to share capital	(246)	(97)
Total RSU liability, end of period	127	441

Less : current portion of RSU liability	(127)	(357)
Non-current RSU liability, end of period	-	84

(c) Performance share units

PSUs have a cliff vesting feature and vest after a service period of three years. All PSUs contain a performance criterion applied to the number of units that vest. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of defined Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%. At June 30, 2026, all outstanding PSUs will be equity-settled.

	Number of PSUs
	June 30, 2026	December 31, 2025
Balance, beginning of period	1,591,968	1,476,487
Granted	267,000	612,000
Settled in cash	(419,810)	(592,750)
Added due to performance condition	91,842	154,498
Forfeited	(132,000)	(58,267)
Balance, end of period	1,399,000	1,591,968

For all PSUs granted during the six months ended June 30, 2026, the awards had an estimated forfeiture rate of 6.1% and a fair value per award of C$4.40 (six months ended June 30, 2025 - awards had an estimated forfeiture rate of 7.0% and a fair value per award of C$1.76).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units (continued)

The following table is a reconciliation of the movement in the PSU liability for the six months ended June 30, 2026 and year ended December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	1,320	927
Awards vested and change in fair value, net of forfeited awards	119	1,112
Settled in cash	(1,062)	(719)
Total PSU liability, end of period	377	1,320

Less : current portion of PSU liability	(377)	(918)
Non-current PSU liability, end of period	-	402

(d) Deferred share units

DSUs granted vest quarterly over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the six months ended June 30, 2026 and year ended December 31, 2025:

	Number of DSUs
	June 30, 2026	December 31, 2025
Balance, beginning of period	5,793,800	4,830,900
Granted	426,400	962,900
Balance, end of period	6,220,200	5,793,800

Cash settled	4,830,900	4,830,900
Equity settled	1,389,300	962,900
Total DSUs	6,220,200	5,793,800

For DSUs granted during the six months ended June 30, 2026 and 2025, the awards had an estimated weighted-average forfeiture rate of 0.0%. DSUs granted during the six months ended June 30, 2026 had a fair value per award of C$4.40 (six months ended June 30, 2025 - C$1.76). DSU awards granted since 2025 have been classified as equity-settled awards, and therefore the fair value determined on the grant date is amortized over the vesting period of one year. During the three and six months ended June 30, 2026, the Company recognized $0.4 million and $1.2 million of share-based compensation expense, respectively, related to equity-settled DSU awards (three and six months ended June 30, 2025 - $0.4 million and $1.1 million of share-based compensation expense, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

14. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units (continued)

The following table is a reconciliation of the movement in the DSU liability for the six months ended June 30, 2026 and year ended December 31, 2025:

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	12,305	6,098
Awards ves ted and change in fair value	(3,200)	6,219
Effect of foreign exchange on DSU liability	(91)	(12)
DSU liability, end of period	9,014	12,305

The financial liability associated with cash-settled DSU awards is presented within accounts payable and accrued liabilities in the Statement of Financial Position.

(e) Share-based compensation expense

The following table is a summary of share-based compensation expense for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Equity-settled awards:
Stock options (note 14(a))	293	173	640	458
Share units	538	528	1,475	1,150
Share-based compensation expense, equity-settled awards - G&A	831	701	2,115	1,608
Share-based compensation (recovery) expense, cash-settled awards - G&A	(3,039)	256	(2,955)	485
Share-based compensation (recovery) expense, cash-settled awards - production costs	29	-	45	-
Total share-based compensation (recovery) expense	(2,179)	957	(795)	2,093

15. Non-controlling interest ("NCI")

	June 30, 2026	December 31, 2025
	$	$
Balance, beginning of period	2,802	4,313
Net earnings (loss) attributable to NCI	11,190	(1,511)
Balance, end of period	13,992	2,802

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

16. Revenue

During the three and six months ended June 30, 2026, the Company physically settled a portion of its gold hedges (note 23) by delivering 15,000 gold ounces and 27,500 gold ounces, respectively (three and six months ended June 30, 2025 - nil). The sale of these gold ounces was recorded as revenue based on the London Bullion Market Association PM spot gold price on the date of delivery. Separately, the corresponding realized loss on the gold hedge derivative instrument was recorded within net revenue in the Statement of Operations and Comprehensive Income (Loss). The following table outlines the components of the Company's revenue and net revenue for the three and six months ended June 30, 2026 and June 30, 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Gold revenue at spot prices	156,214	97,135	322,247	173,598
By-product silver revenue	354	169	845	296
Revenue	156,568	97,304	323,092	173,894
Realized loss on gold hedges (note 25(b))	(20,420)	(10,702)	(45,566)	(15,602)
Realized revenue	136,148	86,602	277,526	158,292
Settlement of gold hedges with losses recognized in prior periods	19,632	2,045	37,715	3,150
Unrealized gain (loss ) on gold hedges (notes 23 and 25(b))	27,965	(3,852)	13,132	(35,173)
Net revenue	183,745	84,795	328,373	126,269

During the three and six months ended June 30, 2026 and 2025, the Company sold its gold to London Bullion Market Association registered banks at spot gold prices. During both periods, the Company also sold a portion of its production to the Bank of Ghana under the country's gold buying program.

During the six months ended June 30, 2026, revenue from four customers accounted for approximately 31%, 31%, 21% and 17% of the Company's total revenue, respectively (six months ended June 30, 2025 - three customers accounted for 71%, 18% and 11% of total revenue, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

17. Production costs

The following is a summary of production costs by nature recorded by the Company during the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Raw materials and consumables	(14,318)	(11,482)	(29,556)	(24,355)
Salaries and employee benefits	(8,861)	(6,694)	(16,773)	(12,318)
Contractors and consultants	(30,180)	(16,658)	(62,310)	(34,045)
Change in ore stockpiles, gold-in-process and gold dore inventories	3,518	1,477	17,867	411
Insurance, government fees, permits and other	(5,155)	(5,946)	(9,474)	(11,238)
Total production costs	(54,996)	(39,303)	(100,246)	(81,545)

18. Royalties

Until March 10, 2026, all of the AGM's concessions were subject to a 5% gross revenue royalty payable to the Government of Ghana. Effective March 10, 2026, the Government of Ghana amended the royalty law applicable to gold miners to a sliding scale royalty. Under this amendment, gold royalties are subject to a sliding scale, starting at 5% (if gold prices are below $1,900 per ounce) and increasing to 12% (if gold prices exceed $4,500 per ounce). Furthermore, the Nkran deposit is subject to an additional 1% royalty on a portion of production as described in note 11(c) and the Esaase deposit is subject to an additional 0.5% net smelter return royalty.

Additionally, for mining companies in Ghana, the Growth and Sustainability Levy ("GSL") was levied at a rate of 3% of revenues. On March 13, 2026, the Government of Ghana passed into law an amendment to the GSL rate, reducing it to 1%.

19. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Wages, benefits and consulting	(2,460)	(2,424)	(4,926)	(4,782)
Office, rent and adminis tration	(420)	(385)	(788)	(736)
Profes sional and legal	(394)	(395)	(727)	(841)
Share-based compensation	2,208	(957)	840	(2,093)
Travel, marketing, inves tor relations and regulatory	(441)	(435)	(877)	(830)
Depreciation	(32)	(29)	(64)	(61)
Total G&A expenses	(1,539)	(4,625)	(6,542)	(9,343)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

20. Finance expense

The following is a summary of finance expense recorded by the Company during the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on lease liabilities (note 10)	(2,118)	(1,718)	(3,375)	(3,281)
Accretion expense on asset retirement provisions (note 12(b))	(830)	(723)	(1,628)	(1,410)
Accretion expense on deferred consideration (note 11(a))	(436)	(773)	(856)	(1,527)
Change in fair value of contingent consideration (notes 11(b) and (c))	(1,544)	(1,332)	(3,213)	(2,224)
Mark-to-market adjustment on marketable securities	(432)	-	(1,101)	-
RCF standby fee and other costs	(418)	-	(906)	-
Other	(140)	(83)	(562)	(182)
Total finance expense	(5,918)	(4,629)	(11,641)	(8,624)

21. Income taxes

(a) Current income tax

During the three and six months ended June 30, 2026, the Company recognized current income tax expense of $11.3 million and $35.0 million, respectively (three and six months ended June 30, 2025 - $0.3 million and 0.7 million, respectively) and paid income tax installments of $15.1 million and $22.6 million, respectively. In Ghana, income tax installments are paid quarterly, with 90% of estimated taxes due by December 31st of the current tax year. Any remaining tax payments are made upon filing of the annual tax return.

(b) Deferred income tax

During the three and six months ended June 30, 2026, the Company recognized a deferred income tax ("DIT") expense of $4.5 million and $4.2 million, respectively (three and six months ended June 30, 2025 - nil in both periods). The Company's DIT liability arises due to certain liabilities of AGGL that may not have tax basis at the time those liabilities are expected to be incurred.

(c) Effective tax rate ("ETR")

The Company's ETR differs from the combined Canadian federal and provincial statutory tax rate of 27% because the current income tax expense arises primarily from taxable income generated in Ghana by AGGL, which is subject to a statutory tax rate of 35%. The Company's other subsidiaries generated tax losses during the period, with no corresponding tax benefit recognized.

(d) Significant developments

There were no changes to income tax legislation that materially affected the Company, nor its subsidiaries, during the six months ended June 30, 2026.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

22. Income (loss) per share

For the three and six months ended June 30, 2026 and 2025, the calculation of basic and diluted income (loss) per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income (loss) for the period attributable to common shareholders	$61,877	$19,326	$94,568	$(7,480)

Number of shares
Weighted average number of ordinary shares - basic	261,300,578	257,734,700	260,791,920	257,454,965
Effect of dilutive equity-settled share units	3,408,839	2,539,636	3,240,484	-
Effect of dilutive stock options	5,074,453	4,149,211	5,665,973	-
Weighted average number of ordinary shares - diluted	269,783,870	264,423,547	269,698,377	257,454,965

For the three and six months ended June 30, 2026, excluded from the calculation of diluted weighted average shares were 1,178,500 stock options and 376,000 share units that were determined to be anti-dilutive.

For the three months ended June 30, 2025, excluded from the calculation of diluted weighted average shares were 2,952,000 stock options that were determined to be anti-dilutive. For the six months ended June 30, 2025, the effect of all potentially dilutive securities was anti-dilutive given that the Company reported a net loss in the period.

23. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at June 30, 2026 and December 31, 2025.

			Over	June 30,	December 31,
	Within 1 year	1 - 5 years	5 years	2026	2025
Accounts payable and accrued liabilities	80,820	-	-	80,820	73,473
ZCC gold hedges	37,464	-	-	37,464	88,311
Long-term incentive plan (cash-settled awards)	9,518	-	-	9,518	14,066
Mining and other services contracts	27,709	69,687	-	97,396	63,901
Asset retirement provisions (undiscounted)	-	3,666	80,506	84,172	81,553
Deferred and contingent consideration (undiscounted)	30,000	41,610	4,818	76,428	73,004
Corporate office lease	113	373	-	486	561
Total commitments	185,624	115,336	85,324	386,284	394,869

The zero cost collar ("ZCC") gold hedges commitment represents the mark‐to‐market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The Company does not apply hedge accounting to the ZCC gold hedges. The remaining ZCC hedges are for 30,000 gold ounces of production in 2026 and 7,500 gold ounces in 2027. The ZCC hedges have a weighted-average put strike of $2,300 per ounce and a weighted-average call strike of $3,070 per ounce.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

23. Commitments and contingencies (continued)

Long‐term incentive plan commitments due within one year include all DSU awards given they are current liabilities as the timing of those payments is beyond the control of the Company in the event that a director is to retire or there is a change of control.

The Company has several mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors.

The timing of contingent payments, totaling $46.4 million, is based upon management's best estimate of when payments would be required to be made based upon the AGM's current life of mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

24. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Operating activities:
Presentation of restricted cash (note 12(a))	(25,922)	-	(25,922)	-
RSU liabilities settled by issuance of common	-	-	(246)	(97)
Investing activities:
Change in asset retirement provisions included in MPP&E	49	960	(740)	4,585
Capitalized leases included in MPP&E	43,991	-	43,991	11,157

The following table summarizes the changes in working capital for the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Accounts receivable	(205)	385	(221)	56
Inventories	(4,490)	(585)	(18,753)	1,576
Value added tax receivables	(5,563)	7,037	(19,164)	185
Prepaid expenses and other	1,032	(8,234)	551	(7,841)
Accounts payable and accrued liabilities	(379)	(59)	5,717	10,890
Change in non-cash working capital	(9,605)	(1,456)	(31,870)	4,866

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at June 30, 2026	$	$	$	$
Financial assets:
Cash and cash equivalents (note 4)	-	80,025	80,025	80,025
Restricted cash (note 12(a))	-	25,922	25,922	25,922
Accounts receivable	-	279	279	279
Marketable securities (note 6)(1)	3,457	-	3,457	3,457
Total financial assets	3,457	106,226	109,683	109,683

Financial liabilities:
Accounts payable and accrued liabilities (2)	9,518	80,820	90,338	90,338
Financial liabilities (2)	37,464	-	37,464	37,464
Lease liabilities (note 10)	-	74,579	74,579	74,579
Deferred consideration (note 11(a))	-	29,098	29,098	29,098
Contingent consideration (note 11(b),(c))	29,521	-	29,521	29,521
Total financial liabilities	76,503	184,497	261,000	261,000

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and accrued liabilities and financial liabilities include long-term incentive plan and gold hedge derivative liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(a) Financial assets and liabilities by categories (continued)

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2025	$	$	$	$
Financial assets:
Cash and cash equivalents	-	108,327	108,327	108,327
Accounts receivable	-	71	71	71
Marketable securities (1)	4,526	-	4,526	4,526
Total financial assets	4,526	108,398	112,924	112,924

Financial liabilities:
Accounts payable and accrued liabilities (2)	13,580	73,473	87,053	87,053
Financial liabilities (2)	77,317	-	77,317	77,317
Lease liabilities	-	37,075	37,075	37,075
Deferred consideration	-	28,242	28,242	28,242
Contingent consideration	26,308	-	26,308	26,308
Other non-current liabilities (2)	11,480	-	11,480	11,480
Total financial liabilities	128,685	138,790	267,475	267,475

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and accrued liabilities, financial liabilities, and other non‐current liabilities include long‐term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss. Long‐term incentive plan liabilities relate to cash settled share‐based payments accounted for under IFRS 2 and are measured at fair value at each reporting date, with changes recognized in profit or loss.

(b) Derivative instruments

The Company's derivatives are comprised of ZCC gold hedging instruments. The gains or losses on derivatives for the three and six months ended June 30, 2026 and 2025 are presented in the table below. Realized and unrealized gains or losses on gold hedge derivative instruments are presented within net revenue in the Statement of Operations and Comprehensive Income (Loss).

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Realized los s on ZCC gold hedges (note 16)	20,420	10,702	45,566	15,602
Unrealized (gain) loss on ZCC gold hedges (note 16)	(27,965)	3,852	(13,132)	35,173

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

Long-term incentive plan liabilities, contingent consideration and the Nkran royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments and marketable securities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy.

There were no transfers between the fair value levels during the six months ended June 30, 2026 or 2025.

Refer to note 11 for a discussion on the valuation techniques applied to the contingent consideration and Nkran royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments and marketable securities are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent and restricted cash balances held at banks in Canada, Isle of Man, and Ghana. The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentrations of credit risk to any single counterparty. The risk of loss associated with cash investments is considered low as most of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at June 30, 2026, the Company had a $28.8 million value added tax receivable due from the Government of Ghana (December 31, 2025 - $10.8 million). The credit risk associated with value added tax receivables is considered to be low, based on historical collection experience. However, should the Government of Ghana not honour its commitments or default on its obligations, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(d) Financial instrument risks (continued)

Liquidity risk (continued)

Through a combination of the Company's cash balance, cash flows generated by the Company's operations, and funds available to be drawn under the RCF, the Company believes it can meet all working capital requirements, contractual obligations, and commitments as they fall due. However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company manages its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

As at June 30, 2026, the Company continues to maintain its ability to meet its financial obligations as they come due.

Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the six months ended June 30, 2026 was 2.8% (six months ended June 30, 2025 - 4.2%). A +/‐1% change in short‐term interest rates during the six months ended June 30, 2026 and 2025 would not have had a material impact on the Company's net income (loss) for the periods.

Amounts drawn on the RCF are subject to a floating interest rate based on SOFR plus a margin of 3.95% to 4.20% per annum. As at June 30, 2026, the RCF remained undrawn and therefore did not expose the Company to interest rate risk. However, future borrowings under the RCF, if any, would be subject to changes in SOFR, which would impact the Company's interest expense payable.

The contingent consideration and Nkran royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any change in interest rates would therefore impact the Company's earnings, however would not impact cash payments required to settle these obligations. The following table highlights the sensitivity of the fair values related to these financial liabilities as of June 30, 2026 for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	Six months ended June 30, 2026		Six months ended June 30, 2025
	1% increase to	1% decrease to	1% increase to	1% decrease to
	discount rate	discount rate	discount rate	discount rate
	$	$	$	$
Contingent consideration	(488)	505	(579)	604
Nkran royalty	(363)	379	(251)	263

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Canada and Ghana which utilizes the Canadian dollar and Ghanaian Cedi, respectively. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

25. Financial instruments (continued)

(d) Financial instrument risks (continued)

Market risk (continued)

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk.

The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices, which have demonstrated significant volatility and are beyond the Company's control.

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging program. The effectiveness of gold hedging programs is directly dependent on the price of gold and can impact the Company's earnings and cash flows, as the Company remeasures hedging instruments to fair value at each reporting date and may incur realized gains or losses at maturity. Refer to notes 16 and 25(b) for disclosure of realized gains or losses recorded on the Company's gold hedging instruments during the period.

26. Segmented information

Geographic information

As at June 30, 2026, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

As at June 30, 2026:

	Canada	Ghana	Total
	$	$	$
Current assets	37,596	206,017	243,613
Mineral properties, plant and equipment and right-of-use assets	455	467,481	467,936
Other non-current assets	-	7,947	7,947
Total assets	38,051	681,445	719,496
Current liabilities	40,360	158,268	198,628
Non-current liabilities	29,837	159,740	189,577
Total liabilities	70,197	318,008	388,205

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of total assets and liabilities (continued)

As at December 31, 2025:

	Canada	Ghana	Total
	$	$	$
Current assets	47,307	154,876	202,183
Mineral properties, plant and equipment and right-of-use assets	514	388,095	388,609
Other non-current assets	-	8,259	8,259
Total assets	47,821	551,230	599,051
Current liabilities	43,712	176,868	220,580
Non-current liabilities	27,148	129,665	156,813
Total liabilities	70,860	306,533	377,393

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss)

For the three months ended June 30, 2026:

	Canada	Ghana	Total
	$	$	$
Revenue	-	156,568	156,568
Realized and unrealized gains (losses) on gold hedges	-	27,177	27,177
Net revenue	-	183,745	183,745

Cost of sales:
Production costs	-	(54,996)	(54,996)
Depreciation and depletion	-	(15,603)	(15,603)
Royalties	-	(20,348)	(20,348)
Income from mine operations	-	92,798	92,798

General and adminis trative expenses	(733)	(806)	(1,539)
Exploration and evaluation expenditures	-	(891)	(891)
(Loss ) income from operations	(733)	91,101	90,368

Finance income	257	402	659
Finance expense	(2,442)	(3,476)	(5,918)
Foreign exchange gain (loss)	67	(445)	(378)
(Loss ) income before income taxes	(2,851)	87,582	84,731

Current income tax expense	-	(11,336)	(11,336)
Deferred income tax expense	-	(4,497)	(4,497)
Net (loss) income and comprehensive (loss) income for the period	(2,851)	71,749	68,898

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss) (continued)

For the three months ended June 30, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	97,304	97,304
Realized and unrealized losses on gold hedges	-	(12,509)	(12,509)
Net revenue	-	84,795	84,795

Cost of sales:
Production costs	-	(39,303)	(39,303)
Depreciation and depletion	-	(13,054)	(13,054)
Royalties	-	(7,785)	(7,785)
Income from mine operations	-	24,653	24,653

General and administrative expenses	(3,805)	(820)	(4,625)
Exploration and evaluation expenditures	-	(910)	(910)
(Loss) income from operations	(3,805)	22,923	19,118

Finance income	1,713	211	1,924
Finance expense	(2,120)	(2,509)	(4,629)
Foreign exchange (loss ) gain	(31)	5,511	5,480
(Loss) income before income taxes	(4,243)	26,136	21,893

Current income tax expense	(339)	-	(339)
Net (loss) income and comprehensive loss (income) for the period	(4,582)	26,136	21,554

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss) (continued)

For the six months ended June 30, 2026:

	Canada	Ghana	Total
	$	$	$
Revenue	-	323,092	323,092
Realized and unrealized gains (loss es ) on gold hedges	-	5,281	5,281
Net revenue	-	328,373	328,373

Cost of sales:
Production costs	-	(100,246)	(100,246)
Depreciation and depletion	-	(27,983)	(27,983)
Royalties	-	(34,893)	(34,893)
Income from mine operations	-	165,251	165,251

General and administrative expenses	(4,931)	(1,611)	(6,542)
Exploration and evaluation expenditures	-	(1,613)	(1,613)
(Loss) income from operations	(4,931)	162,027	157,096

Finance income	648	655	1,303
Finance expense	(5,258)	(6,383)	(11,641)
Foreign exchange gain (loss)	92	(1,830)	(1,738)
(Loss) income before income taxes	(9,449)	154,469	145,020

Current income tax expense	-	(35,044)	(35,044)
Deferred income tax expense	-	(4,218)	(4,218)
Net (loss) income and comprehensive (loss) income for the period	(9,449)	115,207	105,758

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Expressed in thousands of United States dollars, unless otherwise stated

26. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Income (Loss) (continued)

For the six months ended June 30, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	173,894	173,894
Realized and unrealized losses on gold hedges	-	(47,625)	(47,625)
Net revenue	-	126,269	126,269

Cost of sales:
Production costs	-	(81,545)	(81,545)
Depreciation and depletion	-	(27,447)	(27,447)
Royalties	-	(12,380)	(12,380)
Income from mine operations	-	4,897	4,897

General and administrative expenses	(7,834)	(1,509)	(9,343)
Exploration and evaluation expenditures	-	(2,381)	(2,381)
(Loss) income from operations	(7,834)	1,007	(6,827)

Finance income	2,744	306	3,050
Finance expense	(3,761)	(4,863)	(8,624)
Foreign exchange gain	67	5,217	5,284
(Loss) income before income taxes	(8,784)	1,667	(7,117)

Current income tax expense	(721)	-	(721)
Net (loss) income and comprehensive (loss) income for the period	(9,505)	1,667	(7,838)